UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2013
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

In Mexico ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	In the U.S. Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

For Immediate Release

ASUR 1Q13 PASSENGER TRAFFIC UP 8.53% YOY

México D.F., April 22, 2013 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE:ASR; BMV: ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, today announced results for the three-month period ended March 31, 2013.

1Q13 Highlights1:

•	EBITDA2 increased by 10.73% to Ps.917.32 million

•	Total passenger traffic was up 8.53%

•	Total revenues increased by 6.88%, as increases of 7.22% in aeronautical revenues and 7.75% in non-aeronautical revenues, more than offset the 0.10% decline in construction services revenues

•	Commercial revenues per passenger declined by 0.54% to Ps.74.24

•	Operating profit increased by 11.61%

•	EBITDA margin increased to 66.74% from 64.42% in 1Q12
_________

1.
Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS) and represent comparisons between the three-month period ended March 31, 2013, and the equivalent three-month period ended March 31, 2012. Results are expressed in nominal pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Ps.12.3612.

2.
EBITDA means net income before: provision for taxes, deferred taxes, profit sharing, non-ordinary items, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

ASUR 1Q13, Page 1 of 20

Passenger Traffic

For the first quarter of 2013, total passenger traffic increased year-over-year by 8.53%. Domestic passenger traffic rose by 10.33% while international passenger traffic increased by 7.54%.

The 10.33% growth in domestic passenger traffic was driven by increases at Cancún, Veracruz, Oaxaca, Villahermosa, Cozumel and Minatitlán. The 7.54% growth in international passenger traffic resulted mainly from an increase of 7.73% in international traffic at the Cancún airport.

Table I: Domestic Passengers (in thousands)
Airport	1Q12	1Q13	% Change
Cancún	862.9	1,011.3	17.20
Cozumel	20.3	20.7	2.17
Huatulco	93.7	91.3	(2.54)
Mérida	279.5	270.8	(3.10)
Minatitlán	30.3	32.0	5.61
Oaxaca	94.8	102.0	7.57
Tapachula	37.7	35.3	(6.34)
Veracruz	176.0	209.8	19.21
Villahermosa	207.8	215.9	3.90
TOTAL	1,802.9	1,989.1	10.33
Note:   Passenger figures exclude transit and general aviation passengers.

II: International Passengers (in thousands)
Airport	1Q12	1Q13	% Change
Cancún	3,040.1	3,275.2	7.73
Cozumel	136.2	130.6	(4.10)
Huatulco	38.2	55.0	44.05
Mérida	27.5	31.6	14.83
Minatitlán	1.5	1.6	10.34
Oaxaca	14.9	15.0	0.40
Tapachula	2.2	1.9	(11.63)
Veracruz	24.3	22.7	(6.43)
Villahermosa	12.9	12.8	(0.85)
TOTAL	3,297.7	3,546.4	7.54
Note:   Passenger figures exclude transit and general aviation passengers.

Table III: Total Passengers (in thousands)
Airport	1Q13	1Q13	% Change
Cancún	3,903.0	4,286.5	9.83
Cozumel	156.4	151.3	(3.29)
Huatulco	131.9	146.3	10.95
Mérida	307.0	302.4	(1.49)
Minatitlán	31.7	33.6	5.83
Oaxaca	109.8	117.0	6.60
Tapachula	39.8	37.2	(6.63)
Veracruz	200.2	232.5	16.10
Villahermosa	220.7	228.7	3.62
TOTAL	5,100.6	5,535.5	8.53
Note:   Passenger figures exclude transit and general aviation passengers.

ASUR 1Q13, Page 2 of 20

Consolidated Results for 1Q13

In July 2012, the Puerto Rico Ports Authority granted Aerostar, ASUR’s joint venture with Highstar Capital IV and its affiliated funds, a 40-year concession to operate the Luis Muñoz Marín International Airport of Puerto Rico (“SJU”) under the United States FAA’s Airport Privatization Pilot Program. On February 27, 2013, the transaction was consummated and Aerostar began operating the SJU Airport. During 1Q13, our Cancun airport subsidiary made a US$118 million capital contribution to Aerostar corresponding to its 50% equity contribution. As a result, in 1Q13 ASUR began accounting for its ownership stake in Aerostar through the equity method, in accordance with IFRS.

Total revenues for 1Q13 increased year-over-year by 6.88% to Ps.1,374.51 million. This was mainly due to increases of:

•	7.22% in revenues from aeronautical services, principally as a result of the 8.53% rise in passenger traffic; and

•	7.75% in revenues from non-aeronautical services, reflecting the 7.67% increase in commercial revenues detailed below.

These increases more than offset the 0.10% decline in revenues from construction services as a result of lower capital expenditures and other investments in concessioned assets during the period.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage, and parking lot fees.

Commercial revenues increased by 7.67% year-over-year during the quarter, principally due to the 8.53% increase in passenger traffic. There were increases in revenues in the following activities:

•	8.35% in duty-free stores;
•	10.86% in food and beverage;
•	4.60% in retail operations;
•	11.65% in other revenue;
•	7.80% in advertising;
•	7.98% in parking lot fees;
•	6.22% in car rentals;
•	13.30% in ground transportation;
•	6.83% in banking and currency exchange services; and
•	37.34% in teleservices.

ASUR 1Q13, Page 3 of 20

Retail and Other Commercial Space
Opened since December 31, 2012

Business Name	Type	Opening Date
Mérida
Sunglass Island	Retail	July 2012
Kukis	Retail	March 2012
Villahermosa
Operadora de Tiendas ExcExExclusexclusivas	Retail	June 2012
Snack Bar Aqua	Food & beverage	June 2012
Tienda de Artesanias	Retail	August 2012
Promotora del Sol Caribe	Tourism booth	January 2013
Veracruz
Rent a Matic Itza	Car rentals	August 2012
Promotora del Sol Caribe	Tourism booth	January 2013
Cozumel
Island Cabo	Retail	February 2013
Oaxaca
Promotora del Sol Caribe	Tourism booth	March 2013

Construction revenues and expenses. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the income from construction or improvements to concessioned assets made during the period. During 1Q13, ASUR recognized Ps.90.43 million in revenues from “Construction Services” because of lower committed improvements to its concessioned assets, which represented a 0.10% year-on-year decline. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services.

Because equal amounts of Construction Revenues and Construction Expenses have been included in ASUR's income statement as a result of the application of IFRIC 12, the decrease in Construction Revenues in 1Q13 did not result in a proportionate decrease in the EBITDA Margin, which is equal to EBITDA divided by total revenues.

Total operating costs and expenses for 1Q13 rose 0.69% year-over-year. This was primarily due to the following increases:

•	10.78% in the technical assistance fee paid to ITA, reflecting the increase in EBITDA for the quarter (a factor in the calculation of the fee);

•	8.66% in concession fees paid to the Mexican government, mainly due to an increase in regulated revenues (a factor in the calculation of the fee); and

•	4.22% in depreciation and amortization, resulting mainly from capitalized investments.

ASUR 1Q13, Page 4 of 20

These increases were partially offset by the following declines:

•	4.24% in costs of services, principally reflecting the reimbursement of fees paid to third parties in connection with ASUR’s participation in the SJU privatization project;

•	0.10% in construction costs, reflecting lower committed improvements made to concessioned assets during the period and

•	0.08% in administrative expenses.

Excluding the reimbursement of fees and expenses in connection with the SJU privatization project, cost of services would have increased 4.75% mainly reflecting higher maintenance costs.

Operating margin for the quarter increased to 59.23% from 56.73% in 1Q12. This was mainly due to the 6.88% increase in revenues which more than offset the 0.69% increase in expenses during the period.

Comprehensive Financing Gain (Loss) for 1Q13 was a Ps.46.19 million gain, compared to a Ps.15.13 million loss in 1Q12, principally driven by a foreign exchange gain in 1Q13 resulting from US dollar-denominated debt and higher net interest income during the period.

During 1Q13, ASUR reported a foreign exchange gain of Ps.31.40 million which principally resulted from the 3.50% appreciation of the Mexican peso against the U.S. dollar during the period which resulted in a gain as a result of ASUR’s  foreign currency net liability position.  ASUR’s foreign currency net liability position increased in 1Q13 because of its incurrence of $215.0 million in US dollar-denominated debt in a loan from BBVA Bancomer and Merrill Lynch (US$107.5 million incurred with each bank).

Interest income increased by Ps.17.58 million year-on-year reflecting increased income from short-term investments resulting from the increase in net income during the period. Interest expense increased by Ps.5.47 million.

Comprehensive Financing Result (Cost)
	1Q12	1Q13	Change	% Change
Interest income	13,720	31,299	17,579	128.13
Interest expenses	(11,037)	(16,509)	(5,471)	49.57
Loss (gains) on valuation of Derivative	406	0	(406)	(100.00)
Foreign exchange gain (loss), net	(18,217)	31,401	49,618	272.38
Total	(15,128)	46,191	61,319	405.34

	2012	2013
Exchange rate at January	13.0077	12.7094
Exchange rate at March	12.8093	12.3612

ASUR 1Q13, Page 5 of 20

Income (loss) from Equity Investment in Joint Venture. During 1Q13 our equity in the income of Aerostar, our joint venture with Highstar Capital IV and its affiliated funds, was a net loss of Ps.122.05 million principally due to Ps.113.8 million in one-off costs resulting from all expenses incurred during the more than two years in which ASUR was involved in the bidding process for the privatization of SJU airport, including market research, preparation of all bidding documentation, obtaining the Part 139 Certificate from the FAA, advisory, legal, consulting, and debt financing fees, as well as all other costs incurred until the first day of operations under Aerostar’s management; together with an operational loss of Ps.8.25 million generated between February 28, 2013 until March 31, 2013.  In addition, ASUR recorded a Ps.47.02 million loss in stockholders’ equity resulting from the translation effect of Aerostar’s financial statements, in connection with the valuation of the capital stock derived from the appreciation of the peso against the U.S. dollar.

From February 28, 2013 to March 31, 2013, total passenger traffic at SJU airport was 782,924.

Income Taxes. Following the changes in Mexican tax law that took effect on January 1, 2008, which established a new flat rate business tax (“Impuesto Empresarial a Tasa Unica” or “IETU”) and eliminated the asset tax, ASUR evaluates and reviews  its deferred assets and liabilities position as required by Mexican tax law.

Income taxes for 1Q13 increased by Ps.75.30 million, or 42.69% year-over-year, principally due to the following factors:

•	A reversal of the IETU provision at some of ASUR’s subsidiaries which resulted in a Ps.6.99 million gain;

•	A Ps.61.76 million increase in the provision for income taxes, as a result of a higher taxable base resulting from the 11.61% increase in operating income;

•
A Ps.14.63 million increase in deferred income taxes resulting from the Merida and Oaxaca airports causing income tax based on projections of temporal differences in the recordation of intangible assets.

•	A Ps.3.83 million decrease in deferred IETU for the Merida and Oaxaca airports given that these subsidiaries are expected to pay income tax in the future.

Net income for 1Q13 declined by 9.55% to Ps.486.61 million from Ps.537.97 million in 1Q12. Earnings per common share for the quarter were Ps.1.6220, or earnings per ADS (EPADS) of US$1.3122 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.1.7932, or EPADS of US$1.4507, for the same period last year.

ASUR 1Q13, Page 6 of 20

Table IV: Summary of Consolidated Results for 1Q13
	1Q12	1Q13	% Change
Total Revenues	1,285,978	1,374,508	6.88
Aeronautical Services	759,586	814,423	7.22
Non-Aeronautical Services	435,871	469,658	7.75
Commercial Revenues	384,953	414,496	7.67
Construction Services	90,521	90,427	(0.10)
Operating Profit	729,496	814,172	11.61
Operating Margin %	56.73%	59.23%	4.40%
EBITDA	828,461	917,317	10.73
EBITDA Margin %	64.42%	66.74%	3.59%
Net Income	537,971	486,607	(9.55)
Earnings per Share	1.7932	1.6220	(9.55)
Earnings per ADS in US$	1.4507	1.3122	(9.55)
Note:  U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.12.3612.

Table V: Commercial Revenues per Passenger for 1Q13
	1Q12	1Q13	% Change
Total Passengers (‘000)	5,158	5,583	8.25
Total Commercial Revenues	384,953	414,496	7.67
Commercial revenues from direct operations (1)	87,034	91,462	5.09
Commercial revenues excluding direct operations	297,919	323,034	8.43

	1Q12	1Q13	% Change
Total Commercial Revenue per Passenger	74.64	74.24	(0.54)
Commercial revenue from direct operations per passenger (1)	16.88	16.38	(2.96)
Commercial revenue per passenger (excluding direct operations)	57.77	57.86	(0.16)
Note: For purposes of this table, approximately 57,000 and 47,700 transit and general aviation passengers are included for 1Q12 and 1Q13, respectively.
(1)	Revenues from direct commercial operations represent ASUR’s operation of convenience stores in airports and the direct sale of advertising space.

Table VI: Operating Costs and Expenses for 1Q13
	1Q13	1Q13	% Change
Cost of Services	226,556	216,949	(4.24)
Construction Costs	90,521	90,427	(0.10)
Administrative	42,497	42,461	(0.08)
Technical Assistance	43,618	48,322	10.78
Concession Fees	54,325	59,032	8.66
Depreciation and Amortization	98,965	103,145	4.22
TOTAL	556,482	560,336	0.69

ASUR 1Q13, Page 7 of 20

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for 1Q13 were Ps.919.13 million, resulting in an annual average tariff per workload unit of Ps.161.84. ASUR’s regulated revenues accounted for approximately 66.87% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

Balance Sheet

On March 31, 2013, Airport Concessions represented 69.76% of the Company’s total assets, with current assets representing 17.29% and other assets representing 12.95%.

Cash and cash equivalents on March 31, 2013 were Ps.2,660.94 million, a 17.46% increase from the Ps.2,265.43 million in cash and cash equivalents recorded on March 31, 2013.

Shareholders’ equity at the close of 1Q13 was Ps.16,910.59 million and total liabilities were Ps.5,452.38 million, representing 75.62% and 24.38% of total assets, respectively. Deferred liabilities represented 34.64% of the Company’s total liabilities.

Total bank debt at March 31, 2013 was Ps.2,886.1 million, including Ps.9.9 million in accrued interest. During August and September of 2010, Cancun Airport entered into two three-year credit agreements of Ps.350 million and Ps.570 million with two banks. The terms of the agreements include a floating interest rate equal to the Tasa de Interes Interbancaria de Equilibrio (TIIE) plus 1.5% and quarterly principal payments. In addition, in September of 2011, Veracruz Airport entered into a three-year credit agreement of Ps.50 million. The terms include a floating interest rate equal toTIIE plus 0.75% and quarterly principal payments.

During the quarter, ASUR made aggregate principal payments of Ps.92.50 million in connection with the Ps.350 million, Ps.570 million and Ps.50 million three-year credit agreements.

In the fourth quarter of 2011, Cancún Airport obtained authorization for two new bank loans from Banamex and BBVA Bancomer of US$300 million and Ps.1,500 million, respectively.

ASUR 1Q13, Page 8 of 20

On February 15, 2013, our Cancún airport subsidiary executed an agreement for bank loans of US$107.5 million from each of BBVA Bancomer and Merrill Lynch, for a total of U.S.$215.0 million. The loans have a five-year term, amortize in four semi-annual payments of 2.5% of the aggregate amount of the loans beginning on February 15, 2016 and a final payment of the aggregate principal amount of the loans outstanding on the maturity date, February 15, 2018. The loans are denominated in U.S. dollars and charge interest at a rate equal to three-month LIBOR plus 1.99%. Proceeds from the loans were used to finance ASUR’s capital contribution and subordinated shareholder loan to Aerostar. These loans are guaranteed by Grupo Aerportuario del Sureste, S.A.B. de C.V.  In connection with these loans, BBVA Bancomer’s authorization for bank loans as described above was drawn down by US$107.5 million.

While the BBVA Bancomer and Merrill Lynch facility is outstanding, ASUR and its subsidiaries are not permitted to make any fundamental change to its corporate structure, or create any liens upon any of its property or sell any assets that exceed more than 10% of ASUR’s consolidated total assets.

Additionally, the credit facility requires that ASUR and its subsidiaries maintain a consolidated leverage ratio equal to or less than 3.50:1.00 and a consolidated interest coverage ratio equal to or less than 3.00:1.00 as of the last day of each fiscal quarter. If ASUR fails to comply with these covenants, this facility restricts its ability to pay dividends to its shareholders. Additionally, failure to comply with these covenants would result in all amounts owed under the facility to become due and payable immediately. As of the date of this report, ASUR was in compliance with those covenants.

ASUR’s subsidiary Cancún Airport and its joint venture partner Highstar Capital IV and its affiliated funds pledged their share ownership in Aerostar as collateral for US$350 million in senior secured notes issued by, and a $60 million credit facility obtained by Aerostar.

Capital Expenditures

During 1Q13, ASUR made investments of Ps.90.98 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans.

Relevant Events

ASUR Announces that Aerostar Obtains Part 139 Operating Certificate from FAA and Makes Initial Payment of $615 Million to PRPA
On February 27, 2013, ASUR announced that Aerostar Airport Holdings, LLC (“Aerostar”) won approval by the Federal Aviation Administration (“FAA”) to lease and operate the San Juan Luis Muñoz Marin (“SJU”) International Airport as a public-private partnership. Aerostar is a joint venture of Highstar Capital and ASUR.

ASUR 1Q13, Page 9 of 20

Aerostar made an upfront $615 million leasehold fee, with the goal of improving aviation services and the passenger experience while creating crucial jobs for Puerto Rico. Aerostar has begun transitioning the operation of SJU, together with the Puerto Rico Ports Authority, through a process that will last several months.

IFRS Adoption

In compliance with regulations established by the Mexican National Banking and Securities Commission (CNBV), as of January 1, 2012 the Company has adopted International Financial Reporting Standards (IFRS) as the accounting standards to prepare its financial statements.

Furthermore, and in compliance with INIF 19 “Changes derived from the adoption of IFRS,” the most significant accumulated changes in net shareholders’ equity as of January 1, 2011 are included in the table below:

Effects on the initial Shareholders’ Equity resulting from the adoption of IFRS as of January 1, 2011 (in thousands of Mexican Pesos)
Item	Description	Capital Stock	Retained Earnings	Legal Reserve	Total Shareholders’ Equity
Labor liabilities	Elimination of severance liabilities according to NIF D-3 and creation of a liability under IAS 19 Net		7,835		7,835
Deferred employee profit sharing	Reversal of deferred employee profit sharing as it is outside the reach of IAS 12		(2,905)		(2,905)
Creation of a reserve for vacation	Recognition of accrued vacation rights not used by year-end.		(18,339)		(18,339)
Deferred Assets (income tax and flat tax)	Impact on deferred IETU derived from the recognition of provisions for vacations and employee benefits		3,534		3,534
Capital Stock	Elimination of inflation accounting.	(5,031,928)			(5,031,928)
Legal Reserve	Elimination of inflation accounting			(23,025)	(23,025)
Capital Stock and Legal Reserve	Reclassification of inflation accounting of capital stock and legal reserve to retained earnings		5,054,953		5,054,953
TOTAL		(5,031,928)	5,045,078	(23,025)	(9,875)

ASUR 1Q13, Page 10 of 20

The following table presents the principal effects of IFRS on Shareholders’ Equity as of December 31, 2012, and March 31, 2013:

(In thousands of Mexican Pesos)	March 31, 2013	December 31, 2012
Shareholders’ Equity Under Mexican Financial Reporting Standards	$16,926,973	$16,486,523
IFRS Adjustments:
Deferred Employee Profit Sharing (Note d)	(5,323)	(4,192)
Severance Liability and actuarial gains and losses (Note f)	11,588	10,003
Reserve for Vacations (Note e)	(24,998)	(23,744)
Deferred IETU (Note c)	2,347	2,405
Total IFRS Adjustments	(16,386)	(15,528)
Shareholders’ Equity Under IFRS	$16,910,587	$16,470,995
--
See page 20 for notes on IFRS transition effects.

The following table presents the principal effects of IFRS on the Income
Statement for the three-month periods ended on March 31, 2012 and 2013.

(In thousands of Mexican Pesos)	1Q13	1Q12
Net Income Under Mexican Financial Reporting Standards	487,465	540,189
Elimination of severance liabilities according with NIF D-3 and creation of a liability under IAS 19 – Net (Note d)	1,584	186
Elimination of PTU difference	(1,130)	0
Recognition of accrued rights not used (Note e)	(1,254)	(274)
Effect on deferred IETU resulting from the recognition of a reserve for vacation and employee benefits (Note c)	(58)	(2,130)
Net Income Under IFRS	486,607	537,971
Translation effect on foreign currency transactions	(47,016)	0
Actuarial Gains and Losses	0	(823)
Comprehensive Net Income Under IFRS	439,591	537,147
--
See page 20 for notes on IFRS transition effects.

ASUR 1Q13, Page 11 of 20

1Q13 Earnings Conference Call

Day:	Tuesday, April 23, 2013

Time:	10:00 AM US ET; 9:00 AM Mexico City time

Dial-in number:	1-877-548-7905 (US & Canada) and 1-719-325-4801 (International & Mexico)

Access Code:	3373940

Please dial in 10 minutes before the scheduled start time.

Replay:
Tuesday, April 23, 2013 at 1:00 PM US ET, ending at midnight US ET on Tuesday, April 30, 2013. Dial-in number: 1-877-870-5176 (US & Canada); 1-858-384-5517 (International & Mexico). Access Code: 3373940.

Analyst Coverage
Actinver Casa de Bolsa, Barclays, BBVA Bancomer, Bofa Merril Lynch, Citi Investment Research, Credit Suisse, Grupo Bursatil Mexicano, Grupo Financiero Interacciones, Grupo Financiero Monex, Intercam Casa de Bolsa, Itau BBA, INVEX, JP Morgan, Morgan Stanley, Morningstar, Santander Investment, Scotia Capital, UBS Casa de Bolsa, Vector.

Note: ASUR is covered by the aforementioned analysts. Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport of Puerto Rico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 1Q13, Page 12 of 20

ASUR 1Q13, Page 13 of 20

AEROPUERTOS DEL SURESTE

Consolidated Statement of Income from January 1 to March 31, 2013 and 2012

Thousands of Mexican pesos

Item	Cumulative 2012	Cumulative 2013	% Change	1Q 2012	1Q 2013	% Change
Revenues						
Aeronautical Services	759,586	814,423	7.22	759,586	814,423	7.22
Non-Aeronautical Services	435,871	469,658	7.75	435,871	469,658	7.75
Construction Services	90,521	90,427	(0.10)	90,521	90,427	(0.10)
Total Revenues	**1,285,978**	**1,374,508**	**6.88**	**1,285,978**	**1,374,508**	**6.88**
Operating Expenses						
Cost of Services	226,556	216,949	(4.24)	226,556	216,949	(4.24)
Cost of Construction	90,521	90,427	(0.10)	90,521	90,427	(0.10)
General and Administrative Expenses	42,497	42,461	(0.08)	42,497	42,461	(0.08)
Technical Assistance	43,618	48,322	10.78	43,618	48,322	10.78
Concession Fee	54,325	59,032	8.66	54,325	59,032	8.66
Depreciation and Amortization	98,965	103,145	4.22	98,965	103,145	4.22
Total Operating Expenses	**556,482**	**560,336**	**0.69**	**556,482**	**560,336**	**0.69**
Operating Income	**729,496**	**814,172**	**11.61**	**729,496**	**814,172**	**11.61**
Comprehensive Financing Cost	(15,128)	46,191	(405.33)	(15,128)	46,191	(405.33)
Equity in Income from Associates		(122,054)	-		(122,054)	-
Non-Ordinary Item						
Non-Ordinary Item	-	-	-	-	-	-
Income Before Income Taxes	**714,368**	**738,309**	**3.35**	**714,368**	**738,309**	**3.35**
Provision for IETU	4,251	6,992	64.48	4,251	6,992	64.48
Provision for Income Tax	201,466	263,227	30.66	201,466	263,227	30.66
Provision for Asset Tax	2,866	2,866	-	2,866	2,866	-
Deferred Income Taxes	(41,935)	(27,301)	(34.90)	(41,935)	(27,301)	(34.90)
Deferred IETU	9,749	5,918	(39.30)	9,749	5,918	(39.30)
Net Income for the Year	**537,971**	**486,607**	**(9.55)**	**537,971**	**486,607**	**(9.55)**
Earnings per Share	**1.79**	**1.62**	**(9.55)**	**1.7932**	**1.6220**	**(9.55)**
Earning per American Depositary Share (in U.S. Dollars)	**1.45**	**1.31**	**(9.55)**	**1.4507**	**1.3122**	**(9.55)**
Exchange rate per dollar Ps. 12.3612

ASUR 1Q13, Page 14 of 20

ASUR 1Q13, Page 15 of 20

ASUR 1Q13, Page 16 of 20

ASUR
AEROPUERTOS DEL SURESTE

Consolidated Statement of Income from January 1 to March 31, 2013 and 2012

Thousands of Mexican pesos

Item	Cumulative 2012			Cumulative 2013			1Q 2012			1Q 2013		
	Mexican NIF	Transition effects	IFRS	Mexican NIF	Transition effects	IFRS	Mexican NIF	Transition effects	IFRS	Mexican NIF	Transition effects	IFRS
Revenues												
Aeronautical Services	759,586		759,586	814,423		814,423	759,586		759,586	814,423	0	814,423
Non-Aeronautical Services	435,871		435,871	469,658		469,658	435,871		435,871	469,658	0	469,658
Construction Services	90,521		90,521	90,427		90,427	90,521		90,521	90,427	0	90,427
Total Revenues	**1,285,978**	-	**1,285,978**	**1,374,508**	-	**1,374,508**	**1,285,978**	-	**1,285,978**	**1,374,508**	-	**1,374,508**
Operating Expenses												
Cost of Services	226,453	103	226,556	216,141	808	216,949	226,453	103	226,556	216,141	808	216,949
Cost of Construction	90,521		90,521	90,427		90,427	90,521		90,521	90,427		90,427
General and Administrative Expenses	239,405		239,405	252,960		252,960	239,405		239,405	252,960		252,960
Total Operating Expenses	**556,379**	**103**	**556,482**	**559,528**	**808**	**560,336**	**556,379**	**103**	**556,482**	**559,528**	**808**	**560,336**
Operating Income	**729,599**	**(103)**	**729,496**	**814,980**	**(808)**	**814,172**	**729,599**	**(103)**	**729,496**	**814,980**	**(808)**	**814,172**
Comprehensive Financing Cost												
Interest Receivable	13,720		13,720	31,298		31,298	13,720		13,720	31,298	-	31,298
Interest Payable	(11,037)		(11,037)	(16,508)		(16,508)	(11,037)		(11,037)	(16,508)	-	(16,508)
Exchange (Losses) Gains, net	(18,217)		(18,217)	31,401		31,401	(18,217)		(18,217)	31,401	-	31,401
Loss (Gains) on Valuation of Derivative						-	-		-	-	-	-
Financial Instruments	406		406	-		-	406		406	-	-	-
Equity in Income of Associates				(122,054)		(122,054)				(122,054)		(122,054)
Non-Ordinary Item												
Non-Ordinary Item	(15)	15	-	8	(8)	-	(15)	15	-	8	(8)	-
Income Before Income Taxes	**714,456**	**(88)**	**714,368**	**739,109**	**(800)**	**738,309**	**714,456**	**(88)**	**714,368**	**739,109**	**(800)**	**738,309**
Provision for IETU	4,251		4,251	6,992		6,992	4,251		4,251	6,992	-	6,992
Provision for Income Tax	201,466		201,466	263,227		263,227	201,466		201,466	263,227	-	263,227
Provision for Asset Tax	2,866		2,866	2,866		2,866	2,866		2,866	2,866	-	2,866
Deferred Income Taxes	(41,935)		(41,935)	(27,301)		(27,301)	(41,935)		(41,935)	(27,301)	-	(27,301)
Deferred IETU	7,619	2,130	9,749	5,860	58	5,918	7,619	2,130	9,749	5,860	58	5,918
Net Income for the Year	**540,189**	**(2,218)**	**537,971**	**487,465**	**(858)**	**486,607**	**540,189**	**(2,218)**	**537,971**	**487,465**	**(858)**	**486,607**
Earnings per Share	**1.80**	**(0.01)**	**1.79**	**1.62**	**(0.00)**	**1.62**	**1.80**	**(0.01)**	**1.79**	**1.62**	**(0.00)**	**1.62**
Earning per American Depositary Share (in U.S. Dollars)	**1.46**	**(0.01)**	**1.45**	**1.31**	**(0.00)**	**1.31**	**1.46**	**(0.01)**	**1.45**	**1.31**	**(0.00)**	**1.31**

Exchange rate per dollar Ps. 12.3612

ASUR 1Q13, Page 17 of 20

ASUR 1Q13, Page 18 of 20

REVIEW OF THE IMPACT OF TRANSITIONING TO IFRS

Below is a description of significant changes on IFRS implementation:

a)  Inflation
The Company determined the inflationary effects relating to the capital stock and legal reserve accounts should be eliminated in accordance with International Accounting Standards “IAS” 21 and 29, which were in effect on the date IFRS was adopted.

Based on IFRS 1, the Company has determined it does not have to eliminate the effects of inflation on concessions. This is due to the decision of the Company to apply the transition rules of IFRIC 12 as part of the initial adoption of IFRS 1, which allow for the exception from retrospective application in cases where the "impracticability" of reconstructing asset balances is too significant. Therefore, the Company has recorded the account balances previously registered under Mexican FRS, which contain the effects of inflation through December 31, 2007, as opening balances for the adoption of IFRIC 12.

b)  Property, plant and equipment
The Company used the value of property, plant and equipment listed on the balance sheet on the date it adopted IFRS as the cost of property, plant and equipment as of the transition date.

c)  Deferred taxes and deferred income tax or IETU tax
The Company has determined that it must recognize both forms of taxes (income tax or flat tax for each one of its subsidiaries) for the determination of deferred taxes based on its income projections.

d)  Employee profit sharing and labor liabilities
On the date IFRS was adopted the Company eliminated the liability relating to deferred profit sharing and severance as an adjustment to its opening balance sheet.

In addition, MFRS D-3 “Employee Benefits”, provided that all termination and severance benefits, including those paid in the case of involuntary termination, are recorded on an actuarial basis to estimate the corresponding liability.  Under IAS 19, an entity recognizes termination benefits as a liability whenever the entity is obligated to (a) terminate an employee’s contract prior to its expiry or (b) establish termination benefits as a result of a buy-out plan.  As a result, ASUR cancelled its provisions for employee termination on the IFRS transition date.  In accordance with IFRS 1, “First-time Adoption of IFRS”, ASUR recognized its actuarial gains and losses accumulated in net income at the transition date.  As a result, the balance sheet at the transition date reflects all liabilities related to employee benefits.  In accordance with IAS 19, ASUR will recognize future actuarial gains and losses from employee benefits in net income

ASUR 1Q13, Page 19 of 20

e) Creation of a reserve for unused vacations
On the date IFRS was adopted, the Company recognized an accrual for the vacation rights not used by year-end, according to IAS 19 “Employee Benefits.

f)  Non ordinary items in the income statement
The line in the income statement named “Non ordinary items” has been reclassified as “Operating expenses” because IFRS does not recognize extraordinary items as a line in the income statement.

ASUR 1Q13, Page 20 of 20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: April 22, 2013